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                              June 25, 2020

       Fr d ric Cren
       Chief Executive Officer
       Inventiva S.A.
       50 rue de Dijon
       21121 Daix France

                                                        Re: Inventiva S.A.
                                                            Registration
Statement on Form F-1
                                                            Filed June 19, 2020
                                                            File No. 333-239312

       Dear Mr. Cren:

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed on June 19, 2020

       Cover page

   1. We note that your May 26, 2020 response letter indicates that you will revise your cover page to indicate that
the offering price will be determined in reference to the price on the
                                                        Euronext Paris market
and will in no event reflect a discount of more than 15% below the volume weighted average
closing price during the five trading days preceding the
                                                        determination of the
offering price. Please revise your cover page accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Fr d ric Cren
Inventiva S.A.
June 25, 2020
Page 2

       You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                       Sincerely,
FirstName LastNameFr d ric Cren
                                                       Division of Corporation
Finance
Comapany NameInventiva S.A.
                                                       Office of Life Sciences
June 25, 2020 Page 2
cc:       Richard Segal, Esq.
FirstName LastName